Michael K. Hair, P.C.
Attorney at Law
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Telephone:  (480) 443-9657

October 19, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn.:	Mr. David R. Humphrey

Re:	American Southwest Holdings, Inc. Form 10-KSB for the Year Ended December 31, 2004 File 000-27947

Dear Mr. Humphrey:

On behalf of American Southwest Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comment letter dated September 26, 2005, with respect to the above-referenced periodic reports of the Company. We have reproduced the Staff’s comments and have followed each comment with the Company’s response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7 - Financial Statements

Note 1 - Significant Accounting Policies and Use of Estimates

Goodwill - Mining Rights, page F-13

Comment

1.
We note your response to our prior comment #2.  However, please note that footnote 4 within paragraph 9 of SFAS 141 refers to EITF 98-3, which provides guidance in determining whether a nonmonetary transaction represents the purchase of an asset or the acquisition of a business.  Accordingly, we reissue our prior comment.

Response

The financial statements have been revised to report the transaction as an asset purchase.  See Appendix 1.

Securities and Exchange Commission
Division of Corporation Finance
Re:  American Southwest Holdings, Inc.
October 19, 2005

Comment

2.
If you determine that your acquisition of Metal Sands Limited ("MSL") represents the purchase of an asset (i.e. mineral rights), please revise all related disclosures accordingly.  Also, the parenthetical reference in Note 7 related to the issuance of approximately 33,000,000 shares in connection with the acquisition of MSL should refer to Note 8, not Note 7.

Response

The financial statements have been revised to report the transaction as an asset purchase.  See Appendix 1.

Note 8 - Acquisition of Metal Sands Limited, page F-21

Comment

3.
We note your response to our prior comments #3 and #4.  However, in light of the absence of an active trading market for your common stock, as well as the absence of a valuation of the mining rights at the date of acquisition, we believe you do not have a sufficient basis for valuing the shares issued at $.04 per share.  Therefore, based on the guidance in SAB 48, we believe you should record the mineral rights acquired at the transferor's historical cost.  By reference to the financial statements of MSL, which were included in your December 15, 2004 Form 8-K, it appears that the historical cost of the mining rights is nominal.  However, we would not object if you recorded the approximately 33,000,000 shares issued at their par value of $.001 per share (i.e. approximately $33,000.)

Response

The financial statements have been revised to report a value of $33,100 for the 33,100,000 shares of common stock issued.  See Appendix 1.

Comment

4.
Costs related to your purchase of mining rights, such as the issuance of warrants valued at $300,000 for facilitation of the MSL transaction, should be expensed.  Please revise your financial statements and related disclosure accordingly.

Securities and Exchange Commission
Division of Corporation Finance
Re:  American Southwest Holdings, Inc.
October 19, 2005

Response

The financial statements have been revised to expense the $300,000 facilitation fee for the MSL transaction. See Apendix 1.

General

Comment

5.
We note that you have not filed your Form 10-QSB for the quarterly period ended June 30, 2005 or a corresponding NT 10-QSB in relation to your delayed filing.  Please tell us, in your response, the reason for the delay and file the required reports as soon as possible.

Response

The Company was waiting for the resolution of the above comments prior to filing the Form 10-QSB for the period ended June 30, 2005.  The Company plans on filing the report within 10 days of notice that the Staff has no further comments.

    We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  If you have no further comments, these changes will be made in a Form 10-KSB amendment and corresponding changes in a Form 10-QSB amendment in a few days.  Please direct any questions, requests for additional documentation or comments to the undersigned by telephone at (480) 443-9657, or by facsimile at (480) 443-1908.

Very truly yours,

Michael K. Hair, P.C.

By:	/s/ Michael K. Hair

Michael K. Hair, President

cc:	Alan Doyle, American Southwest Holdings, Inc. Debby Tutrone, Semple & Cooper, LLP

Appendix 1

Report of Independent Certified Public Accountant

To the Board of Directors and Audit Committee
American Southwest Holdings Inc.

I have audited the accompanying balance sheet of American Southwest Holdings Inc., (formerly Namibian Copper Mines, Inc.) (a Development Stage Company) as of December 31, 2003, and 2002 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years 2003, 2002 and 2001 and the period from October 10, 1989 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of American Southwest Holdings, Inc. as of December 31, 2003, and 2002 and the related statements of operations, stockholders' equity, and cash flows for the years 2003, 2002 and 2001 and the period from October 10, 1989 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the Company has no established source of revenue and no operations. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

/s/ Shelley International CPA
January 25, 2004
Mesa Arizona

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Balance Sheets

	December 31,
	2004	2003
ASSETS
Cash & cash equivalents	$205,493	$4,579
Receivables	3,065	—
Total current assets	208,558	4,579
Property and equipment, net	4,202	—
Mining rights	228,099	—
Total assets	$440,859	$4,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	$147,937	$122,581
Due to related parties	334,714	—
Loans payable to related parties	41,495	36,980
Total current liabilities	524,146	159,561

Common stock
$.001 par value, 100,000,000 shares authorized, 82,150,806 and 28,163,950 shares issued and outstanding at December 31, 2004 and 2003, respectively	82,151	28,164
Paid in capital	13,234,217	12,464,174
Common stock subscribed	67,095	—
Deficit accumulated during development stage	(13,460,872)	(12,647,320)
Foreign currency translation adjustment (Note 1)	(5,878)	—
Total shareholders' deficit	(83,287)	(154,982)
Total liabilities and shareholders' equity	$440,859	$4,579

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss

			Cumulative
	For the year ended December 31,		During Development
	2004	2003	Stage

Revenue misc. (including interest)	$—	$—	$83,938

Other general & administrative costs	446,324	137,386	5,298,502
Depreciation	50	—	61,515
Organizational costs	—	—	120,000
Write off of Hiab project	—	—	7,697,615
Exploration expenses	15,016	—	15,016
Purchase of mining rights	361,275	—	361,275

General & administrative costs	822,665	137,386	13,553,923

Operating loss	(822,665)	(137,386)	(13,469,985)

Other income:
Foreign currency gain	9,113	—	9,113

Loss before income taxes	(813,552)	(137,386)	(13,460,872)

Provision for income taxes	—	—	—

Net loss	$(813,552)	$(137,386)	$(13,460,872)

Foreign currency translation adjustment	(5,878)	—	(5,878)

Comprehensive loss	$(819,430)	$(137,386)	$(13,466,750)

Net loss per share - basic & diluted	$(0.02)	$(0.01)

Weighted average shares outstanding	37,585,590	23,513,950

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Statements of Stockholders' (Deficit)

						Accumulated
						Other
	Common Stock		Paid in	Stock	Accumulated	Comprehensive	Total
	Shares	Amount	Capital	Subscribed	Deficit	Income	Equity

Balance, July 28, 1995	30,367	$30	$—	$—	$—	$—	$30

Shares issued for services	2,000,000	2,000	74,202	—	—	—	76,202
Shares issued for cash	2,967,493	2,967	441,747	—	—	—	444,714
Shares subscribed, 145,000 shares at $3.50 per share	—	—	—	507,500	—	—	507,500
Net (Loss)	—	—	—	—	(879,868)	—	(879,868)
Balance, December 31, 1995	4,997,860	4,997	515,949	507,500	(879,868)	—	148,578

Issuance of subscribed shares	145,000	145	507,355	(507,500)	—	—	—
Shares issued for cash, $3.50 per share	604,900	605	2,116,545	—	—	—	2,117,150
Shares issued for cash, $5.00 per share	490,200	491	2,450,509	—	—	—	2,451,000
Shares subscribed, 85,000 shares at $3.50 per share	—	—	—	297,500	—	—	297,500
Shares issued for mining properties, 1,000,000 shares at $3.50 per share	—	—	—	3,500,000	—	—	3,500,000
Net (Loss)	—	—	—	—	(2,327,161)	—	(2,327,161)
Balance, December 31, 1996	6,237,960	6,238	5,590,358	3,797,500	(3,207,029)	—	6,187,067

Issuance of subscribed shares	1,085,000	1,085	3,796,415	(3,797,500)	—	—	—
Shares issued for cash, $2.50 per share	370,000	370	924,630	—	—	—	925,000
Shares issued for services, $0.93 per share	498,000	498	463,182	—	—	—	463,680
Net (Loss)	—	—	—	—	(6,391,554)	—	(6,391,554)
Balance, December 31, 1997	8,190,960	8,191	10,774,585	—	(9,598,583)	—	1,184,193

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Statements of Stockholders' (Deficit)
(Continued)

						Accumulated
						Other
	Common Stock		Paid in	Stock	Accumulated	Comprehensive	Total
	Shares	Amount	Capital	Subscribed	Deficit	Income	Equity

Issuance of shares for conversion of debt at $0.44 per share	1,072,990	1,073	468,897	—	—	—	469,970
Net (Loss)	—	—	—	—	(1,700,877)	—	(1,700,877)
Balance, December 31, 1998	9,263,950	9,264	11,243,482	—	(11,299,460)	—	(46,714)

Shares issued for cash, $0.02 per share	900,000	900	17,100	—	—	—	18,000
Shares issued for services, $0.02 per share	100,000	100	1,900	—	—	—	2,000
Shares issued for cash, $0.10 per share	680,000	680	67,320	—	—	—	68,000
Net (Loss)	—	—	—	—	(146,604)	—	(146,604)
Balance, December 31, 1999	10,943,950	10,944	11,329,802	—	(11,446,064)	—	(105,318)

Shares issued for services, 900,000 shares at $0.10 per share	900,000	900	89,100	—	—	—	90,000
Shares issued for cash with warrants attached at $0.09 per share	2,400,000	2,400	213,600	—	—	—	216,000
Warrants	—	—	24,000	—	—	—	24,000
Shares issued for services, 1,500,000 shares at $0.15 per share	1,500,000	1,500	223,500	—	—	—	225,000
Shares issued for cash with warrants attached, 1,600,000 shares at $0.09 per share	1,600,000	1,600	142,400	—	—	—	144,000
Warrants	—	—	16,000	—	—	—	16,000
Shares issued for cash, 1,520,000 shares at $0.10 per share	1,520,000	1,520	150,480	—	—	—	152,000
Warrants issued for services rendered, 5,750,000 warrants with value of $0.01 per warrant	—	—	57,500	—	—	—	57,500
Net (Loss)	—	—	—	—	(945,964)	—	(945,964)
Balance, December 31, 2000	18,863,950	18,864	12,246,382	—	(12,392,028)	—	(126,782)

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Statements of Stockholders' (Deficit)
(Continued)

						Accumulated
						Other
	Common Stock		Paid in	Stock	Accumulated	Comprehensive	Total
	Shares	Amount	Capital	Subscribed	Deficit	Income	Equity

Net (Loss)	—	—	—	—	(60,608)	—	(60,608)
Balance, December 31, 2001	18,863,950	18,864	12,246,382	—	(12,452,636)	—	(187,390)

Shares issued for cash. 400,000 shares at $0.04 per share	400,000	400	15,600	—	—	—	16,000
Warrants issued with stock, 400,000 warrants at $0.01 per warrant	—	—	4,000	—	—	—	4,000
Shares issued for debt at $0.04 per share	2,900,000	2,900	113,100	—	—	—	116,000
29,000 warrants issued at $0.01 per warrant	—	—	29,000	—	—	—	29,000
Net (Loss)	—	—	—	—	(57,298)	—	(57,298)
Balance, December 31, 2002	22,163,950	22,164	12,408,082	—	(12,509,934)	—	(79,688)

Shares issued for services at $0.01 per share	6,000,000	6,000	56,092	—	—	—	62,092
Net (Loss)	—	—	—	—	(137,386)	—	(137,386)
Balance, December 31, 2003	28,163,950	28,164	12,464,174	—	(12,647,320)	—	(154,982)

Shares and warrants issued for cash, net of costs of $7,168	15,750,000	15,750	397,880	—	—	—	413,630
Shares issued for services	961,851	962	18,275	—	—	—	19,237
Issuance of stock for cancellation of warrants	2,175,005	2,175	35,888	—	—	—	38,063
Shares issued for debt at $0.01 per share	2,000,000	2,000	18,000	—	—	—	20,000
Shares issued in connection with acquisition of Metal Sands Limited	33,100,000	33,100	—	—	—	—	33,100
Warrants issued to related party for facilitation of merger	—	—	300,000	—	—	—	300,000
Common stock subscribed	—	—	—	67,095	—	—	67,095
Currency translation	—	—	—	—	—	(5,878)	(5,878)
Net (Loss)	—	—	—	—	(813,552)	—	(813,552)
Balance, December 31, 2004	82,150,806	$82,151	$13,234,217	$67,095	$(13,460,872)	$(5,878)	$(83,287)

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

	For the year ended December 31,		Cumulative since
	2004	2003	inception, 10/20/1989
Cash flows from operating activities:
Reconciliation of net loss to net cash used by operating activities:
Net loss:	$(813,552)	$(137,386)	$(13,460,872)

Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	50	—	50
Stock and warrants issued in exchange for services	361,275	62,092	707,867
Stock issued for cancellation of warrants	38,063	—	38,063

Changes in Operating Assets and Liabilities:
Accounts receivable	179	—	179
Accounts payable and accrued liabilities	(16,294)	42,893	143,267
Due to related parties	316,876	—	316,876
Net cash used by operating activities	(113,403)	(32,401)	(12,254,570)

Cash flows from investing activities:
Purchase of property and equipment	(172)	—	(172)
Costs related to acquisition of Metal Sands Limited	(24,038)	—	(24,038)
Cash received from acquisition of Metal Sands	169,601	—	169,601
Amounts lent to Metal Sands prior to acquisition	(312,436)	—	(312,436)
Net cash used in investing activities	(167,045)	—	(167,045)

Cash flows from financing activities:
Sale of stock and warrants	420,828	—	12,566,574
Net borrowings from related parties	4,515	36,980	4,515
Stock issue costs	(5,198)	—	(5,198)
Stock subscription deposits	67,095	—	67,095
Net cash provided by financing activities	487,240	36,980	12,632,986
Effect of exchange rate on cash	(5,878)	—	(5,878)
Net increase in cash	200,914	4,579	205,493
Cash and cash equivalents at beginning of period	4,579	—	—
Cash and cash equivalents at end of period	$205,493	$4,579	$205,493

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies and Use of Estimates (continued):

Stock Based Compensation:

The Company accounts for its stock based compensation based upon provisions in SFAS No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is based on the fair value method for the valuation of its securities given as compensation to employees.

SFAS 123 provides that stock compensation paid to non employees be recorded with a value which is based upon the fair value of the services rendered or the stock given, whichever is more reliable. The common stock paid to non-employees was valued at the value of the services rendered.

Mining Rights:

Mining Rights represents the Companuy's purchase price of the mining rights held by MSL.  The Company has the right to mine various mineral sands tenements held in the South West territory of Western Australia.  The mining rights will be amortized on a units of production basis.  As of December 31, 2004, the total units of production have not been determined and no amortization has been recorded.

Recent Accounting Pronouncements:

Below is a listing of the most recent United States of America accounting standards and their affect on the Company.

SFAS 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company’s adoption of this statement did not have a material financial affect.

SFAS 151 - Inventory Costs. SFAS 151 amends the guidance in APB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criteria of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. As the Company currently has no inventory, it does not anticipate any financial effect of adopting this statement.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies and Use of Estimates (continued):

Recent Accounting Pronouncements (continued):

SFAS 152 - Accounting for Real Estate Time-Sharing Transactions. SFAS 152 amends SFAS 66 and SFAS 67. The statement is effective for financial statements for fiscal years beginning after June 15, 2005. As the Company does not currently conduct any real estate time-sharing transactions, it does not anticipate any financial effect of adopting this statement.

SFAS 153 - Exchanges of Nonmonetary Assets. This statement amends the guidance in APB No. 29, “Accounting for Nonmonetary Assets.” APB No.29 was based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for financial statements issued for fiscal years beginning after June 15, 2005. Management does not anticipate any financial effect of adopting this statement on the Company’s financial position or results of operations.

SFAS 123(R) - Accounting for Stock-Based Compensation. This statement established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees. For public entities that file as small business issuers, the revisions to SFAS 123(R) are effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, the revisions to SFAS 123 are effective as of the beginning of the first annual reporting period that begins after December 15, 2005. Management has not yet determined the effects of adopting the revisions to SFAS 123 on the Company’s financial position or results of operations.

2.	Financial Condition and Ability to Continue as a Going Concern:

The Company has had no revenues from operations since inception and has a deficit from expenditures since inception to December 31, 2004 in the amount of $13,460,872. The Company has relied to date, and will continue to rely on its ability to raise equity to fund working capital requirements and fund exploration expenditures. Management will continue to control expenditures in line with its ability to raise equity working capital.

The ability of the Company to obtain financing and adequately manage its expenses, and thus maintain solvency, is dependent on equity market conditions, the ability to find a joint venture partner, the market for precious metals, and the willingness of other parties to lend the Company money. While the Company has been successful at certain of these efforts in the past, there can be no assurance that current efforts will be successful. These financial statements do not reflect the outcome of these uncertainties.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

3.	Property & Equipment:

At December 31, 2004, property and equipment consists of:

Sundry equipment	$2,514
Furniture & fittings	3,404
Property & equipment	5,918
Less: Accumulated depreciation	(1,716)
Property & Equipment, net	$4,202

At December 31, 2003, the Company owned no property and equipment.  Depreciation expense was $50 and $0, during the years ended December 31, 2004 and 2003, respectively.

4.	Income Taxes:

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded.

Income taxes for American Southwest Holdings, Inc.:

The total deferred tax asset is approximately $1,726,000, which is calculated by multiplying a 15% estimated tax rate by the cumulative NOL of approximately $11,509,000. The total valuation allowance is a comparable $1,672,200.

The provision for income taxes is comprised of the net change in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

	2004	2003

Net change in deferred taxes since inception	1,726,000	1,604,299
Valuation account by year	(1,726,000)	(1,604,299)
Current taxes payable	—	—
Provision for income taxes	—	—

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

4.	Income Taxes (continued):

Below is a chart showing the estimated United States federal net operating losses and the years in which they will expire.

Year	Amount	Expiration

1996	$2,327,161	2016
1997	6,286,760	2017
1998	1,700,877	2018
1999	237,400	2019
2000	1,201	2020
2001	0	2021
2002	4,540	2022
2003	137,386	2023
2004	813,552	2024
Total NOL	$11,508,877

Major items causing the Company’s tax rate to differ from the statutory rate are as follows:

	12/31/2004	12/31/2003

Income tax benefit at statutory rate	$121,701	$20,608
Less change in valuation allowance	(121,701)	(20,608)
Income tax expense	$—	$—

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

7.	Stockholders’ Equity:

Common Stock:

On July 28, 1995 the shareholders agreed to a 50 to 1 reverse stock split. This stock split has been applied in the presentation of all issued and outstanding shares in the accompanying financial statements.

During the year ended December 31, 2004, the Company issued shares of its common stock as follows:

•	15,750,000 shares for cash in the amount of $420,798
•	961,851 shares valued $19,237, in exchange for services
•	2,175,005 shares valued at $38,063 in exchange for the cancellation of 13,050,000 common stock warrants
•	2,000,000 shares valued at $20,000, in payment of debt
•	33,100,000 shares valued at $33,100 in connection with the acquisition of MSL (See Note 8)

The Company realized costs in the amount of $7,168 in connection with issuing these shares of common stock.

Warrants:

The following table summarizes the common stock warrant activity for the company.

	Options	Weighted Average Exercise Price

Warrants outstanding at 12/31/2002	13,050,000	$0.115
Granted	—	—
Warrants outstanding at 12/31/2003	13,050,000	$0.115
Cancelled	(13,050,000)	$0.115
Granted	19,000,000	$0.04
Warrants outstanding at 12/31/2004	19,000,000	$0.04

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

7.	Stockholders’ Equity (continued):

Information relating to common stock warrants at December 31, 2004 summarized by exercise price is as follows:

	Outstanding			Exercisable
		Remaining	Weighted Average		Weighted Average
Exercise Price Per Share	Shares	Life ( In Years)	Exercise Price	Shares	Exercise Price

$0.04	19,000,000	3.0	$ 0.04	19,000,000	$ 0.04

During the year ended December 31, 2004, 4,000,000 warrants to purchase the Company’s common stock were issued in a private placement of 8,000,000 shares of common stock to sophisticated investors.  The warrants are exercisable at $0.04 per warrant and expire December 31, 2007.

8.	Acquisition of Metal Sands Limited:

During the year ended December 31, 2004, the Company purchased Metal Sands Limited in exchange for 33,100,000 shares of the Company’s common stock, valued at $33,100 and paid $38,937 in professional fees in connection with the acquisition. The Company received net liabilities of $194,999 and recorded Mining Rights in the amount of $228,099.

In addition, 15,000,000 warrants to purchase the Company’s common stock were issued to Doyle Capital Ltd. (DCL) for their part in securing and facilitating the MSL acquisition. DCL is principally owned by the President of the Company. The warrants are exercisable at $0.04 per warrant, expire December 31, 2007, and were valued at $300,000 using the Black Scholes option-pricing model with the following weighted average assumptions for all grants: expected life of options of three (3) years, risk free interest rate of five percent (5%), volatility of fifty-eight percent (58%) and a zero percent dividend yield.

9.	Statements of Cash Flows:

During the years ended December 31, 2004 and 2003, and for the cumulative period from the Company’s inception on October 20, 1989 through December 31, 2004, the Company paid no income taxes. During these periods, the Company neither received nor paid any interest.

Disclosure of non-cash activities:

The Company recognized operating, investing and financing activities that affected assets, liabilities, and equity, but did not result in cash receipts or payments. These non-cash activities are as follows:

During the year ended December 31, 2004, the Company issued 961,851 shares of its common Stock in exchange for services in the amount of $19,237 and 2,000,000 shares of its common stock for the payment of debt in the amount of $20,000.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

9.	Statements of Cash Flows (continued):

During the year ended December 31, 2004, the Company issued 33,100,000 shares of its Common Stock, valued at $33,100, 15,000,000 common stock warrants, valued at $300,000, in payment of fees related to the MSL acquisition and paid $38,937 in professional fees in connection with the acquisition of Metal Sands Limited. In connection with this purchase, the Company received net liabilities of $194,999 and Mining Rights valued at $228,099.

During the year ended December 31, 2004, the Company issued 2,175,005 shares of its common stock, valued at $38,063, for the cancellation of 13,050,000 common stock warrants.

In addition to the items listed above, during the cumulative period during development stage through December 31, 2004, the Company issued 10,500,000 shares of its Common Stock in exchange for services valued at $455,294, 1,000,000 Common Stock Subscriptions in exchange for mining properties valued at $3,500,000, 1,072,990 shares of its Common Stock in exchange for the cancellation of debt in the amount of $469,970 and 5,750,000 Common Stock warrants in exchange for services valued at $57,500.

10.	Subsequent Events:

Subsequent to December 31, 2004, the Board of Directors voted to increase the authorized shares of the Company’s Common Stock to 300,000,000. The increase in authorized shares is subject to approval by the Company’s shareholders and will be included in the Company’s next proxy statement.

Exhibit A

COMPANY ACKNOWLEDGEMENT

In connection with responding to the Commission’s comment letter dated September 26, 2005, American Southwest Holdings, Inc. (the “Company”) acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN SOUTHWEST HOLDINGS, INC.

By:	/s/ Alan Doyle

Alan Doyle President (Chief Executive Officer), Treasurer (Principal Financial Officer) and Director